Exhibit 5.7

WireCo WorldGroup Inc.
12200 NW Ambassador Drive
Kansas City, MO 64163 USA

Luxembourg, 30 January 2012
CO/RC – 31452.6238505v2

Dear Sirs,

We are lawyers admitted to practice under the laws of Luxembourg.

We have acted as Luxembourg counsel to the Company and the LuxGuarantors in connection with the preparation of the registration statement on form S-4, registration number 333-174896, as amended (the “Registration Statement”), for the registration of the Company’s USD 425,000,000 aggregate principal amount of 9.5% senior notes due 2017 on or about 9 December 2011 (the “Exchange Notes”) to be offered in exchange (the “Exchange Offer”) for outstanding unregistered USD 425,000,000 aggregate principal amount of 9.5% senior notes due 2017 as authorized by the Amended Indenture.

1.	In arriving at the opinions expressed below, we have examined and relied on the Documents.

Words and expressions defined in the Contractual Documents shall, unless otherwise defined herein, have the same meanings when used in this Opinion.

2.	(a) This Opinion is confined to Luxembourg Law. Accordingly, we express no opinion with regard to any system of law other than Luxembourg Law.

(b)	We express no opinion (i) on public international law or on the rules of or promulgated under any treaty or by any treaty organisation or on any taxation or accounting laws of any jurisdiction (including Luxembourg), except as specifically set out herein, (ii) that the future or continued performance of a party’s obligations or the consummation of the transactions contemplated by, referred to in, or provided for by the Documents will not contravene Luxembourg Law, its application or interpretation, in each case solely to the extent that such laws, their application or interpretation are altered in the future, and (iii) with regard to the effect of any systems of law (other than Luxembourg Law) even in cases where, under Luxembourg Law, any foreign law should be applied, and we therefore assume that any applicable law (other than Luxembourg Law) would not affect, qualify or have any bearing on this Opinion.

(c)	We express no opinion as to the correctness of any representation or warranty given by any of the parties (express or implied) under or by virtue of the Documents, save if and insofar as the matters represented or warranted are the subject matter of a specific opinion herein nor do we express any opinion on the rationale of the transactions considered by the Documents.

(d)	We have not investigated or verified the accuracy of the facts (or statements of foreign law) or the reasonableness of any statements of opinion or intention contained in any documents (other than this Opinion), or verified that no material facts or provisions have been omitted therefrom, save in so far as any such matter is the subject of opinion herein.

(e)	We express no opinion on any documents other than the Contractual Documents even if referred to in such Contractual Documents and have assumed that none of such documents will have any bearing on this Opinion.

3.	For the purpose of this Opinion we have assumed:

(i)	the genuineness of all signatures, seals and stamps on all Documents, and the legal capacity of all individuals who have signed the Documents;

(ii)	the completeness and conformity to originals thereof of all Documents submitted to us as certified, photostatic, faxed, scanned or e-mailed copies, the authenticity of the originals of such documents and the conformity to the executed originals of all Documents examined by us in draft or execution form only;

(iii)	that the Documents have been executed by each of the parties thereto other than the LuxGuarantors in the form examined by us;

(iv)	the absence of any other arrangements between any of the parties to the Contractual Documents which modify or supersede any of the terms of the Contractual Documents;

(v)	that the copies of the Corporate Documents submitted to us for examination, are true, complete and up to date copies and have not been rescinded or amended in any way since the date thereof;

(vi)	that the head office (administration centrale), the place of effective management (siège de direction effective) and (for the purposes of the Insolvency Regulation) the centre of main interests (centre des intérêts principaux) of the LuxGuarantors are located at the place of their registered office (siège statutaire) in Luxembourg;

(vii)	that during the search made on 27 January 2012 at the Luxembourg Trade and Companies Register, the registers of the LuxGuarantors were complete and accurate at the time of such search and have not been modified since such search, and that all documents lodged with the Luxembourg Trade and Companies Register were in fact accessible online at the time of the search;

(viii)	that all consents, approvals, authorisations or orders required from any governmental or other regulatory authorities outside Luxembourg and all other requirements outside Luxembourg for the legality, validity and enforceability of the Contractual Documents have been duly obtained or fulfilled and are and will remain in full force and effect and that any conditions to which they are subject have been satisfied;

(ix)	the valid incorporation, existence, capacity, power and authority of each of the parties to the Contractual Documents (other than the LuxGuarantors) to enter into, execute and perform their respective obligations thereunder;

(x)	that, in respect of the Contractual Documents and each of the transactions contemplated by, referred to in, provided for or effected by the Contractual Documents, (a) the parties to the Contractual Documents entered into the same in good faith and for the purpose of carrying out their business, (b) the parties to the Contractual Documents entered into the same on arms’ length commercial terms, (c) the parties to the Contractual Documents entered into the same without any intention to defraud or deprive of any legal benefit any other parties (such as third parties and in particular creditors) or to circumvent any applicable mandatory laws or regulations of any jurisdiction, and (d) the entry into and execution of the Contractual Documents and the performance of any rights and obligations thereunder are in the best corporate interest of the LuxGuarantors;

(xi)	that the choice of New York State law to govern the Contractual Documents is legal, valid, binding and enforceable under the laws of any jurisdiction (other than Luxembourg); that such choice and submission would be recognised and given effect by the courts of any such jurisdiction (other than Luxembourg);

(xii)	that all representations and warranties set out in the Contractual Documents are true and accurate when made;

4.     This Opinion is given on the basis that it will be governed by and construed in accordance with Luxembourg Law and will be exclusively subject to Luxembourg jurisdiction. On the basis of the assumptions set out above and subject to the qualifications set out below and any factual matters, documents or events not disclosed to us, we are of the opinion that:

1)

each of the LuxGuarantors is duly incorporated and validly existing under Luxembourg Law, and each of the LuxGuarantors has the requisite corporate power and authority to execute and perform its obligations under the Contractual Documents as set forth in the Amended Indenture. According to, and based solely on, the LuxGuarantors Non-Registration Certificates, on 26 January 2012 none of the following judicial decisions has been recorded with the Luxembourg Trade and Companies Register with respect to the LuxGuarantors: (i) judgements or decisions pertaining to the opening insolvency proceedings (faillite), (ii) judgements or court orders approving or resolving on a voluntary arrangement with creditors (concordat préventif de faillite), (iv) court orders pertaining to a suspension of payments (sursis de paiement), (iii) judicial decisions regarding controlled management (gestion contrôlée), (v) judicial decisions pronouncing its dissolution or ordering its liquidation, (vi) judicial decisions regarding the appointment of an interim administrator (administrateur provisoire), or (vii) judicial decisions from foreign judicial authorities concerning bankruptcy (faillite), voluntary arrangement (concordat) or any similar procedure in accordance with Council regulation (EC) No 1346/2000 of 29 May 2000 on insolvency proceedings.

2)	the execution and performance of the Contractual Document by each of the LuxGuarantors has been duly authorized by all necessary corporate action of such LuxGuarantors.

3)	each of the LuxGuarantors has duly executed the Contractual Documents.

4)	the mere execution of the Contractual Documents by each of the LuxGuarantors and the performance by each of the LuxGuarantors of its respective obligations under the Contractual Documents does not violate, conflict with, or result in the creation of a lien or encumbrance under Luxembourg Law or any provision of its respective Articles of Association;

5)	no consent, waiver, approval or order of any court or governmental authority of Luxembourg is required pursuant to Luxembourg Law in connection with each of the LuxGuarantors’ execution of the Contractual Documents.

5.	The opinions expressed above are subject to the following qualifications:

(i)	Luxembourg legal concepts are expressed in English terms and not in their original French terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist in the laws of other jurisdictions. This Opinion may, therefore, only be relied on upon the express condition that any issues of the interpretation or liability arising thereunder will be governed by Luxembourg Law and be brought before a court in Luxembourg;

(ii)	Except as disclosed in opinion 1), the opinions set out here above are subject to all limitations by reason of national or foreign bankruptcy, insolvency, moratorium, controlled management, suspension of payment, fraudulent conveyance, general settlement of composition with creditors, general settlement with creditors, reorganisation or similar laws affecting the rights of creditors generally;

(iii)	deeds (actes) or extracts of deeds (extraits d’actes) and other indications relating to the LuxGuarantors and which, by virtue of the Companies Law, must be published in the Mémorial (and which concern essentially acts relating to the incorporation, the functioning, the appointment of managers and liquidation/insolvency of the LuxGuarantors as well as amendments, if any, to the Articles of Association) will only be enforceable against third parties after they have been published in the Mémorial, except where such third parties have knowledge thereof, whereas third parties may however rely thereon prior to such publication. For the fifteen days following the publication, these deeds or extracts of deeds will not be enforceable against third parties who prove that it was impossible for them to have knowledge thereof. This does not concern contracts;

(iv)	the non-compliance by the LuxGuarantors with the legal requirements in relation to the publication of their annual accounts may trigger the application of Article 203 of the Companies Law according to which the District Court (Tribunal d’Arrondissement) dealing with commercial matters may, at the request of the Public Prosecutor (Procureur d’Etat), order the dissolution and liquidation of the LuxGuarantors. As of the date of our search made on 27 January 2012, the LuxGuarantors have failed to file their annual accounts for the years 2009 and 2010 which implies a risk that the LuxGuarantors can, in accordance with Article 203 of the Companies Law and upon request from the Public Prosecutor, be dissolved and liquidated;

(v)	there exists no published case law in Luxembourg in relation to the recognition of limited recourse and subordination provisions by which a party agrees to limit its recourse against the other party to the assets available at any given point in time with such other party or subordinate its claims to the claims of another party. If a Luxembourg court would have to analyse the validity and enforceability of the limited recourse or the subordination provisions, it is in our view likely that it would consider the position taken by Belgian legal scholars and more recently by Luxembourg legal scholars according to which limited recourse and subordination provisions are legal, valid and enforceable against the parties thereto, including in case of bankruptcy of such parties, but not against third parties which are not party to the relevant agreement;

(vi)	no opinion is given with respect to any accounting and tax laws or accounting and tax issues which could arise in relation to the transactions contemplated by, referred to in, provided for or effected by the Contractual Documents;

(vii)	any provision in the Contractual Documents stating that any rights and/or obligations shall bind successors and/or assigns of any party thereto may not be enforceable in Luxembourg in the absence of any further agreements to that effect with such successors and/or assigns in case such successors and/or assigns are Luxembourg individuals/entities;

(viii)	we express no opinion on the validity or enforceability under Luxembourg Law and before a Luxembourg court of any provisions providing for renunciation, before litigation arises, to the right to bring a claim in court. Consequently, we express no opinion on the validity or enforceability under Luxembourg Law and before a Luxembourg court with regard to clause 10.04 of the Amended Indenture;

(ix)	where any obligations are to be performed or observed or are based upon a matter arising in a jurisdiction outside Luxembourg, they may not be enforceable under Luxembourg Law if and to the extent that such performance or observance would be unlawful, unenforceable, or contrary to public policy or public order under the laws of such jurisdiction.

(x)	indemnification clauses are valid under Luxembourg law, provided that they are in the best corporate interest of the LuxGuarantors. In addition, Luxembourg law provides for two kinds of limitations regarding the validity of indemnification clauses:

(a)	a company may not, under any circumstances, indemnify or exempt a person who on purpose has committed a wilful misconduct, fraud, act of dishonesty or in case of a criminal offence;

(b)	a person is not entitled to indemnification in case of an action, suit or proceeding brought against him by the company.

(xi)	notwithstanding the foreign jurisdiction clause, Luxembourg courts would have in principle jurisdiction for any summary proceedings (référé) in connection with assets located in Luxembourg and such action would most likely be governed by Luxembourg law;

(xii)	the Luxembourg courts would not apply a chosen foreign law if the choice were abusive and/or if the foreign law were not pleaded and proved;

(xiii)	certain obligations other than payment obligations might not be the subject of specific performance pursuant to Luxembourg court orders and result only in damages;

(xiv)	a record in a share register is a prima facie evidence of ownership of shares in a company, but contrary evidence is possible;

(xv)	in the case of court proceedings in a Luxembourg court or the presentation of the Contractual Documents – either directly or by way of reference – to an autorité constituée, such court or autorité constituée may require registration of all or part of the Contractual Documents with the Administration de l’Enregistrement et des Domaines in Luxembourg, which may result in registration duties, at a fixed rate of EUR 12 or an ad valorem rate which depends on the nature of the registered document, becoming due and payable;

(xvi)	in the case of court proceedings in a Luxembourg court or the presentation of the Contractual Documents – either directly or by way of reference – to an autorité constituée, such court or autorité constituée may require a translation into French or German of the Contractual Documents;

(xvii)	the LuxGuarantors Non-Registration Certificates do not determine conclusively whether or not the matters referred to therein have occurred or not occurred at the date referred to in such LuxGuarantors Non-Registration Certificates, in particular due to the lapse between the passing of the actual judicial decisions referred to therein and their recording with the Luxembourg Trade and Companies Register and as decisions of foreign authorities will only be registered to the extent required by and in accordance with the Insolvency Regulation;

(xviii)	where any party to the Contractual Documents is vested with a discretion or may determine a matter in its opinion, a Luxembourg court would be authorized to examine whether such discretion was exercised reasonably and in good faith or that such opinion was based on reasonable grounds;

(xix)	the concept of trust not being known by Luxembourg Law, foreign trusts will only be recognized by Luxembourg Law in accordance with the provisions of the Hague Convention;

(xx)	we express no opinion on the validity or enforceability of the rights and powers of a foreign receiver in relation to the LuxGuarantors;

(xxi)	we express no opinion on any clauses in the Contractual Documents which refer to provisions of laws other than the laws of Luxembourg;

(xxii)	we express no opinion on the validity or enforceability under Luxembourg Law and before a Luxembourg court of any clauses in the Contractual Documents providing that the obligations of a party thereto will not be affected by any act, omission, circumstance, matter or thing;

(xxiii)	we express no opinion as to matters of fact ;

(xxiv)	a wrongful or fraudulent call upon a guarantee on demand may be judged as unenforceable before a Luxembourg court;

(xxv)	a Luxembourg court may determine contractually agreed evidence not to be conclusive and binding;

(xxvi)	actions in Luxembourg courts must be brought in the name of the principal not in the name of an agent of the principal (nul ne plaide par procureur);

(xxvii)	a Luxembourg court may refuse to give effect to a provision in the Contractual Documents which attempts to make one or more provisions in the Contractual Documents several from other provisions therein, in particular if to do so would affect the substance of such Contractual Documents;

(xxviii)	as a matter of Luxembourg Law, to the extent applicable, contractual limitations of liability are unenforceable in case of gross negligence (faute lourde) or wilful misconduct (faute dolosive).

6.	This Opinion speaks as of the date hereof. No obligation is assumed to update this Opinion or to inform any person of any changes of law or other matters coming to our knowledge and occurring after the date hereof, which may affect this Opinion in any respect.

7.	This Opinion is rendered for the benefit of the addressee in connection with the Exchange Offer. We hereby consent (i) to the use of this opinion as an exhibit to the Registration Statement and to the reference to our form under the caption “Validity of the Exchanges Notes” in the prospectus that is part of the Registration Statement; (ii) to the filing of copies of this opinion as an exhibit to the Registration Statement with agencies of such states as legally required in the course of complying with the laws of such states regarding the Exchange Offer; and (iii) to reliance by Husch Blackwell LLP, United States counsel to the Company, in connection with its opinion to be issued in connection with the Registration Statement. This Opinion is strictly limited to the matters stated herein and does not extend to, and is not to be read as extending by implication to, any agreement or document referred to in the Contractual Documents or otherwise.

Yours faithfully,

/s/ Carsten Opitz

Arendt & Medernach by Carsten Opitz

APPENDIX A – DEFINITIONS

Companies Law means the Luxembourg law of 10 August 1915, as amended, regarding the commercial companies.

Company means WireCo WorldGroup Inc., a company incorporated under the laws of Delaware, United States of America, whose registered office is at 12200 NW Ambassador Drive, Kansas City, MO 64163, Missouri, United States of America and which is registered with the Secretary of State of Delaware under number 3642107.

Contractual Documents means the documents listed in Appendix C.

Corporate Documents means the documents listed in Appendix B.

Documents means the Contractual Documents and the Corporate Documents.

Domiciliation Law means the Luxembourg law of 31 May 1999, as amended, regarding the domiciliation of companies.

Hague Convention means the Hague Convention of 1 August 1985 on the law applicable to trusts and on their recognition, as ratified by and in accordance with the Luxembourg law of 27 July 2003.

Insolvency Regulation means the Council Regulation (EC) N° 1346/2000 of 29 May 2000 on insolvency proceedings, as amended.

LuxCanadianCo means WRCA Canadian Holdings (Luxembourg) S.à r.l., a société à responsabilité limitée incorporated under the laws of Luxembourg, whose registered office is at 412F, Route d’Esch, L-1030 Luxembourg and which is registered with the Luxembourg Trade and Companies Register under number B 124635.

LuxFinCo means WRCA Finance (Luxembourg) S.à r.l., a société à responsabilité limitée incorporated under the laws of Luxembourg, whose registered office is at 412F, Route d’Esch, L-1030 Luxembourg and which is registered with the Luxembourg Trade and Companies Register under number B 124460.

LuxGuarantors means LuxHoldCo, LuxSubCo, LuxCanadianCo and LuxFinCo.

LuxGuarantors Non-Registration Certificates means the LuxSubCo Non-Registration Certificate, the LuxHoldCo Non-Registration Certificate, the LuxFinCo Non-Registration Certificate and the LuxCanadianCo Non-Registration Certificate.

LuxGuarantors Resolutions means the LuxHoldCo Resolutions, the LuxSubCo Resolutions, the LuxFinCo Resolutions and the LuxCanadianCo Resolutions.

LuxHoldCo means WRCA (Luxembourg) Holdings S.à r.l., a société à responsabilité limitée incorporated under the laws of Luxembourg, whose registered office is at 412F, Route d’Esch, L-1030 Luxembourg and which is registered with the Luxembourg Trade and Companies Register under number B 124385.

LuxSubCo means WRCA (Luxembourg) S.à r.l., a société à responsabilité limitée incorporated under the laws of Luxembourg, whose registered office is at 412F, Route d’Esch, L-1030 Luxembourg and which is registered with the Luxembourg Trade and Companies Register under number B 124459.

Luxembourg Law means the laws of Luxembourg as they stand as at the date hereof and as such laws are currently interpreted in published case law (except if published within the last thirty days) of the courts of Luxembourg or, to the extent this Opinion concerns documents executed prior to this date, the date of their execution and the period to date.

Mémorial means the Mémorial C, Journal Officiel du Grand-Duché de Luxembourg, Recueil des Sociétés et Associations.

Opinion means this legal opinion.

APPENDIX B – CORPORATE DOCUMENTS

1.	A copy of the articles of association of LuxHoldCo as of 22 January 2007 (the “LuxHoldCo Articles of Association”).

2.	A copy of the articles of association of LuxSubCo as of 22 January 2007 (the “LuxSubCo Articles of Association”).

3.	A copy of the articles of association of LuxCanadianCo as of 25 January 2007 (the “LuxCanadianCo Articles of Association”).

4.	A copy of the consolidated version of the articles of association of LuxFinCo as of 21 December 2010 (the “LuxFinCo Articles of Association”, together with the LuxHoldCo Articles of Association, the LuxSubCo Articles of Association and the LuxCanadianCo Articles of Association, the “Articles of Association”).

5.	Scanned copies of the executed circular resolutions of the board of managers of LuxHoldCo passed on 11 May 2010, the executed circular resolutions of the board of managers of LuxHoldCo passed on 19 May 2011 and the executed circular resolutions of the board of managers of LuxHoldCo passed on 26 January 2012 (the “LuxHoldCo Resolutions”).

6.	Scanned copies of the executed circular resolutions of the board of managers of LuxSubCo passed on 11 May 2010, the executed circular resolutions of the board of managers of LuxSubCo passed on 19 May 2011 and the executed circular resolutions of the board of managers of LuxSubCo passed on 26 January 2012 (the “LuxSubCo Resolutions”).

7.	Scanned copies of the executed circular resolutions of the board of managers of LuxFinCo passed on 11 May 2010, the executed circular resolutions of the board of managers of LuxFinCo passed on 19 May 2011 and the executed circular resolutions of the board of managers of LuxFinCo passed on 26 January 2012 (the “LuxFinCo Resolutions”).

8.	Scanned copies of the executed circular resolutions of the board of managers of LuxCanadianCo passed on 11 May 2010, the executed circular resolutions of the board of managers of LuxCanadianCo passed on 19 May 2011 and the executed circular resolutions of the board of managers of LuxCanadianCo passed on 26 January 2012 (the “LuxCanadianCo Resolutions”).

9.	a certificate of non-registration of a judicial decision (certificat de non-inscription d’une décision judiciaire) dated 26 January 2012 and issued by the Luxembourg Trade and Companies Register in relation to LuxHoldCo (the “LuxHoldCo Non-Registration Certificate”).

10.	a certificate of non-registration of a judicial decision (certificat de non-inscription d’une décision judiciaire) dated 27 January 2012 and issued by the Luxembourg Trade and Companies Register in relation to LuxSubCo (the “LuxSubCo Non-Registration Certificate”).

11.	a certificate of non-registration of a judicial decision (certificat de non-inscription d’une décision judiciaire) dated 27 January 2012 and issued by the Luxembourg Trade and Companies Register in relation to LuxFinCo (the “LuxFinCo Non-Registration Certificate”).

12.	An excerpt from the Luxembourg Trade and Companies’ Register dated 27 January 2012 in relation to LuxCanadianCo (the “LuxCanadianCo Excerpt”).

13.	An excerpt from the Luxembourg Trade and Companies’ Register dated 27 January 2012 in relation to LuxHoldCo (the “LuxHoldCo Excerpt”).

14.	An excerpt from the Luxembourg Trade and Companies’ Register dated 27 January 2012 in relation to LuxSubCo (the “LuxSubCo Excerpt”).

15.	An excerpt from the Luxembourg Trade and Companies’ Register dated 27 January 2012 in relation to LuxFinCo (the “LuxFinCo Excerpt”).

16.	An excerpt from the Luxembourg Trade and Companies’ Register dated 27 January 2012 in relation to LuxCanadaCo (the “LuxCanadianCo Excerpt”).

17.	A domiciliation agreement between LuxHoldCo and Mercuria Services dated 16 January 2007.

18.	A domiciliation agreement between LuxCanadianCo and Mercuria Services dated 16 January 2007.

19.	A domiciliation agreement between LuxSubCo and Mercuria Services dated 16 January 2007.

20.	A domiciliation agreement between LuxCFinCo and Mercuria Services dated 16 January 2007.

APPENDIX C – CONTRACTUAL DOCUMENTS

1.	A scanned copy of the executed New York State law governed indenture dated 19 May 2010, as amended by a supplemental indenture dated as of 30 January 2012, and made between (1) Wireco Worldgroup Inc. as company, (2) Wireco Worldgroup (Cayman), Inc, WRCA Distributor (Cayman) Ltd., Wireco Worldgroup Sales (Cayman) Ltd., WRCA Finance (Luxembourg) S.à r.l., WRCA (Luxembourg) Holdings S.à r.l., WRCA (Luxembourg) S.à r.l., WRCA US Holdings Inc., WRCA, LLC, 1295728 Alberta ULC, Wireline Works Partnership, WRCA Canadian Holdings (Luxembourg) S.à r.l., Casar Drahtseilwerk Saar GmbH, Wireco Worldgroup B.V., Oliveira Holland B.V., WRCA Portugal-Sociedade Unipessoal Limitada., Wireco Worldgroup Portugal Holdings, SGPS. S.A., Manuel Rodrigues de Oliveira SA & Filhos, S.A., Albino, Maia & Santos, Unipessoal, Limitada, Cabos & Lingas-Sociedade Portuguesa de Comercio, Unipessoal, Limitada, Wireco WorldGroup Comercial, Unipessoal, Lda. Drumet Liny I Druty Sp. ZO.O, Drumet Drahtseile GMBH, Drumet S.R.O., Drumet CZ S.R.O., Wireco Worldgroup Poland Holdings SP. Z.O.O. as guarantors and (3) U.S. Bank National Association, as trustee (the “Amended Indenture”).

2.	A scanned copy of the executed New York State law governed notation of guarantee made between, inter alios, Wireco Worldgroup (Cayman), Inc, Wireco Worldgroup Limited, WRCA Distributor (Cayman) Ltd., Wireco Worldgroup Sales (Cayman) Ltd., WRCA Finance (Luxembourg) S.à r.l., WRCA (Luxembourg) Holdings S.à r.l., WRCA (Luxembourg) S.à r.l., WRCA US Holdings Inc., WRCA, LLC, 1295728 Alberta ULC, Wireline Works Partnership, WRCA Canadian Holdings (Luxembourg) S.à r.l., Casar Drahtseilwerk Saar GmbH, Phillystran Europe B.V., WWG Phillystran Holdings, Inc., Phillystran, Inc. as guarantors (the “Guarantee”).